Filed by Navios Maritime Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Navios Maritime Midstream Partners L.P.
Commission File No.: 001-36738
Commission File No. for Registration Statement: 333-228051
Date: November 6, 2018

Source: Navios Maritime Acquisition

November 06, 2018 08:01 ET

Navios Maritime Acquisition Corporation Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2018

•	Revenue: $41.6 million for Q3 2018; $129.2 million for the nine months 2018

•	Agreement to Acquire Navios Maritime Midstream Partners LP

•	Simplifies the capital and organizational structures

•	Creates significant savings in public company costs

•	Enhances credit profile

•	Builds scale and profit potential

•	Reduces cost of capital

•	Returning capital to stockholders:

•	Quarterly dividend: $0.02 per share

•	Stock repurchased YTD: 9,221,255 shares (6.1% of common shares)

•	Reverse Stock Split: 1:15

MONACO, Nov. 06, 2018 (GLOBE NEWSWIRE) — Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, reported its financial results today for the third quarter and the nine month period ended September 30, 2018.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “For the third quarter of 2018, Navios Acquisition reported revenue of $41.6 million and Adjusted EBITDA of $9.9 million. We also declared a quarterly dividend of $0.02 cents per share for the third quarter, representing an annualized dividend of $0.08 cents per share.”

Angeliki Frangou continued, “Since September, tanker rates have substantially improved, with the TD3 VLCC spot rate increasing by 213% to about $51,000 per day and the one-year time charter rate increasing by about 44% to $28,000 per day. In light of this, not only is the combination with Navios Maritime Midstream Partners L.P. expected to reduce operating breakeven for available days -not subject to fixed rates- by almost 15%, but also to increase our available days by 17% to about 15,000 days. ”

HIGHLIGHTS — RECENT DEVELOPMENTS

Agreement to Acquire Navios Maritime Midstream Partners LP

On October 8, 2018 Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE:NAP) and Navios Acquisition announced that they entered into a definitive merger agreement under which Navios Acquisition will acquire all of the publicly held units of Navios Midstream in exchange for shares of Navios Acquisition.

The conflicts committee of the board of directors of Navios Midstream negotiated the transaction on behalf of Navios Midstream and its public unitholders. The transaction was unanimously approved by the Conflicts Committee, the board of directors of Navios Midstream and the board of directors of Navios Acquisition.

The approval and adoption of the merger agreement and the merger requires approval by a majority of the outstanding Navios Midstream common units. Navios Acquisition owns a sufficient number of Navios Midstream common units to approve the merger on behalf of all Navios Midstream unitholders and has agreed to consent to the merger. The closing of the merger is subject to customary closing conditions, including effectiveness of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission on October 30, 2018 and the mailing of an information statement to the Navios Midstream unitholders.

Reverse stock split

Navios Acquisition previously announced that its Board of Directors has approved a 1-for-15 reverse stock split of its issued and outstanding shares of common stock. The reverse stock split is subject to stockholder approval, which Navios Acquisition intends to seek at a special meeting of its stockholders scheduled to be held on November 9, 2018.

Quarterly dividend: $0.02 per share

On November 2, 2018, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2018 of $0.02 per share of common stock. The dividend is payable on December 5, 2018 to stockholders of record as of November 27, 2018. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Stock repurchase program

As of November 5, 2018, Navios Acquisition had repurchased 9,221,255 shares for approximately $6.8 million, under the $25.0 million stock repurchase program, providing an additional return of 6.1% to our stockholders.

Time charter coverage

As of November 5, 2018, our fleet consisted of a total of 37 vessels, of which seven are VLCCs, 26 are product tankers, two are chemical tankers and two are bareboat VLCC chartered-in vessels to be delivered in Q3 2020 and Q4 2020, respectively.

Currently, Navios Acquisition has contracted 99.2% and 32.7% of its available days on a charter-out basis for 2018 and 2019, respectively, which is expected to generate revenues of approximately $160.1 million and $50.1 million for 2018 and 2019, respectively. The average contractual net daily charter-out rate for the 93.6% and the 26.6% of the available days that are contracted on base rate and/or on base rate with profit sharing arrangements is expected to be $13,531 and $14,721 for 2018 and 2019, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled its consolidated statements of operations for the three and nine months ended September 30, 2018 and 2017. The quarterly information for 2018 and 2017 was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Three Month		Three Month	Nine Month		Nine Month
	Period ended		Period ended	Period ended		Period ended
	September 30, 2018		September 30, 2017	September 30, 2018		September 30, 2017
(Expressed in thousands of U.S. dollars)	(unaudited)		(unaudited)	(unaudited)		(unaudited)
Revenue	$41,589		$54,021	$129,218		$176,961
Net loss	$(23,408)		$(8,105)	$(69,942)		$(66,907)
Adjusted net loss	$(23,133	) (1)	$(8,105)	$(62,830	) (2)	$(7,107	) (3)
Net cash provided by/(used in) operating activities	$7,139		$22,552	$(23,855)		$55,658
EBITDA	$9,627		$23,303	$29,114		$28,660
Adjusted EBITDA	$9,902	(1)	$23,303	$35,910	(2)	$87,764	(3)
Loss per share (basic)	$(0.16)		$(0.05)	$(0.46)		$(0.42)
Adjusted loss per share (basic)	$(0.15	) (1)	$(0.05)	$(0.41	) (2)	$(0.04	) (3)

1.	EBITDA, net loss and loss per share (basic) for the three month period ended September 30, 2018 have been adjusted to exclude $0.3 million of non-cash stock based compensation.
2.

EBITDA, net loss and loss per share (basic) for the nine month period ended September 30, 2018 have been adjusted to exclude: (i) $6.0 million of negative effect on equity/ (loss) in net earnings of affiliated companies, relating to the sale of the Shinyo Kannika by Navios Midstream; (ii) $0.8 million of non-cash stock based compensation; and (iii) $0.03 million of gain from the sale of the Nave Galactic. Net loss and loss per share (basic) for the nine month period ended September 30, 2018 were further adjusted to exclude a $0.3 million write-off of deferred finance costs.

3.

EBITDA, net loss and loss per share (basic) for the nine month period ended September 30, 2017 have been adjusted to exclude $59.1 million of non-cash impairment loss on equity investment in Navios Midstream. Net loss and loss per share (basic) for the nine month period ended September 30, 2017 were further adjusted to exclude a $0.7 million write-off of deferred finance costs.

EBITDA, Adjusted EBITDA, Adjusted net (loss)/ income and Adjusted (loss)/income per share (basic) are non-GAAP financial measures and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of EBITDA and Adjusted EBITDA).

Three month periods ended September 30, 2018 and 2017

Revenue for the three month period ended September 30, 2018 decreased by $12.4 million, or 23.0%, to $41.6 million, as compared to $54.0 million for the same period of 2017. The decrease was mainly attributable to a: (i) decrease in the market rates during the third quarter ended September 30, 2018, as compared to the same period in 2017; and (ii) decrease in revenue of $2.4 million due to the sale of the Nave Galactic to Navios Midstream in March 2018. Available days of the fleet decreased to 3,178 days for the three month period ended September 30, 2018, as compared to 3,215 days for the three month period ended September 30, 2017. The time charter equivalent rate, or TCE Rate, decreased to $12,394 for the three month period ended September 30, 2018, from $16,486 for the three month period ended September 30, 2017.

Net loss for the three month period ended September 30, 2018 was $23.4 million as compared to $8.1 million for the same period of 2017. The increase in net loss was due to a: (a) $13.7 million decrease in EBITDA; (b) $1.0 million increase in direct vessel expenses; (c) $0.7 million decrease in interest income; and (d) $0.4 million increase in interest expense and finance cost, net of deferred finance cost; partially mitigated by a $0.4 million decrease in depreciation and amortization.

EBITDA for the three month period ended September 30, 2018 decreased by approximately $13.7 million to $9.6 million, as compared to $23.3 million for the same period of 2017. The decrease in EBITDA was mainly due to a: (a) $12.4 million decrease in revenue, as described above; (b) $2.5 million increase in time charter expenses mainly due to the increase of the accrued backstop commitment to Navios Midstream and the voyage expenses incurred in the period; and (c) $0.3 million increase in general and administrative expenses due to the stock based compensation; partially mitigated by a: (i) $0.8 million increase in equity/(loss) in net earnings of affiliated companies; (ii) $0.6 million decrease in management fees, due to the sale of the Nave Galactic to Navios Midstream in March 2018, which was partially offset by the amendment to the fees under the Management Agreement; and (iii) $0.2 million decrease in other expense, net.

Nine month periods ended September 30, 2018 and 2017

Revenue for the nine month period ended September 30, 2018 decreased by $47.7 million, or 27.0%, to $129.2 million, as compared to $177.0 million for the same period of 2017. The decrease was mainly attributable to a: (a) decrease in the market rates during the nine month period ended September 30, 2018, as compared to the same period in 2017; and (b) decrease in revenue of $6.5 million mainly due to the sale of the Nave Galactic to Navios Midstream in March 2018. Available days of the fleet decreased from 9,678 days for the nine month period ended September 30, 2017 to 9,439 days for the nine month period ended September 30, 2018. The TCE Rate decreased from $17,814 for the nine month period ended September 30, 2017, to $13,287 for the nine month period ended September 30, 2018.

Net loss for the nine month period ended September 30, 2018 was $69.9 million as compared to $66.9 million for the same period of 2017. The increase was due to a: (a) $2.4 million increase in direct vessel expenses; (b) $1.6 million decrease in interest income; and (c) $0.4 million increase in interest expense and finance cost; partially mitigated by a (i) $0.9 million decrease in depreciation and amortization and (ii) $0.5 million increase in EBITDA.

EBITDA for the nine month period ended September 30, 2018 increased by $0.5 million to $29.1 million, as compared to $28.7 million for the same period of 2017. The increase in EBITDA was mainly due to a: (a) $55.7 million increase in equity/(loss) in net earnings of affiliated companies (which includes $59.1 million of non-cash impairment loss on equity investment in Navios Midstream in the second quarter of 2017); and (b) $1.4 million decrease in management fees, due to the sale of the Nave Galactic to Navios Midstream in March 2018, which was partially offset by the amendment to the fees under the Management Agreement; partially mitigated by a (i) $47.7 million decrease in revenue, as described above; (ii) $6.0 million increase in time charter expenses mainly due to the increase of the accrued backstop commitment to Navios Midstream; (iii) $1.9 million increase in general and administrative expenses; and (iv) $1.0 million increase in other expense, net.

Fleet Employment Profile

The following table reflects certain key indicators of the performance of Navios Acquisition and its core fleet for the three and nine month periods ended September 30, 2018 and 2017.

	Three month period ended		Nine month period ended
	September 30,		September 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
FLEET DATA
Available days(1)	3,178	3,215	9,439	9,678
Operating days(2)	3,153	3,205	9,386	9,660
Fleet utilization(3)	99.2%	99.7%	99.4%	99.8%
Vessels operating at period end	35	36	35	36
AVERAGE DAILY RESULTS
Time charter equivalent rate per day (4)	$12,394	$16,486	$13,287	$17,814

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)

Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)

Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)

TCE Rate: Time charter equivalent rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Tuesday, November 6, 2018 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on earnings results for the third quarter and nine month periods ended September 30, 2018.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 279 3754

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 279 3754

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be available by 8:00 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed acquisition of Navios Midstream, on October 30, 2018, Navios Acquisition filed a registration statement on Form F-4 and a related prospectus with the Securities and Exchange Commission pursuant to which shares of common stock and preferred stock of Navios Acquisition to be issued in the proposed acquisition will be registered. Investors are urged to read the registration statement and the related prospectus (including all amendments and supplements) because they contain important information regarding the Navios Acquisition shares and the proposed acquisition. Investors may obtain free copies of the registration statement and the related prospectus, as well as other filings containing information about Navios Acquisition and Navios Midstream, without charge, at the SEC’s Web site (www.sec.gov).

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Acquisition’s future dividends, 2018 cash flow generation and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further employment contracts and the pending acquisition of Navios Midstream. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and employment contracts and any potential merger with Navios Midstream. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time this filing was made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the timing and the ability to consummate the potential merger with Navios Midstream, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the SEC, including its annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars-except share data)

	September 30,	December 31,
	2018	2017
	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$46,102	$81,151
Restricted cash	2,211	5,307
Accounts receivable, net	12,774	12,810
Due from related parties, short term	16,649	13,931
Prepaid expenses and other current assets	12,800	6,534
Total current assets	90,536	119,733
Vessels, net	1,163,894	1,250,043
Goodwill	1,579	1,579
Other long-term assets	450	900
Deferred dry dock and special survey costs, net	31,070	20,871
Investment in affiliates	118,041	125,062
Due from related parties, long-term	50,902	54,593
Total non-current assets	1,365,936	1,453,048
Total assets	$1,456,472	$1,572,781
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,865	$3,862
Accrued expenses	26,230	12,211
Due to related parties, short-term	17,751	17,107
Deferred revenue	3,138	5,028
Current portion of long-term debt, net of deferred finance costs	80,842	36,410
Total current liabilities	136,826	74,618
Long-term debt, net of current portion, premium and net of deferred finance costs	935,482	1,028,959
Deferred gain on sale of assets	6,212	6,729
Total non-current liabilities	941,694	1,035,688
Total liabilities	$1,078,520	$1,110,306
Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 1,000 series C shares issued and outstanding as of September 30, 2018 and December 31, 2017	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 144,182,831 and 152,107,905 issued and outstanding as of September 30, 2018 and December 31, 2017, respectively	14	15
Additional paid-in capital	503,491	518,071
Accumulated deficit	(125,553)	(55,611)
Total stockholders’ equity	377,952	462,475
Total liabilities and stockholders’ equity	$1,456,472	$1,572,781

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three	For the Three	For the Nine	For the Nine
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$41,589	$54,021	$129,218	$176,961
Time charter and voyage expenses	(9,560)	(7,030)	(21,749)	(15,793)
Direct vessel expenses	(2,011)	(1,053)	(5,251)	(2,880)
Management fees (entirely through related party transactions)	(23,340)	(23,939)	(69,652)	(71,035)
General and administrative expenses	(3,157)	(2,837)	(11,212)	(9,293)
Depreciation and amortization	(13,777)	(14,220)	(41,763)	(42,660)
Gain on sale of vessel	—	—	25	—
Interest income	2,061	2,755	5,875	7,495
Interest expense and finance cost	(19,308)	(18,890)	(57,917)	(57,522)
Equity/ (loss) in net earnings of affiliated companies	4,522	3,752	4,463	(51,208)
Other expense, net	(427)	(664)	(1,979)	(972)

Net loss	$(23,408)	$(8,105)	$(69,942)	$(66,907)

Net loss per share, basic and diluted	$(0.16)	$(0.05)	$(0.46)	$(0.42)
Weighted average number of shares, basic	142,836,948	150,379,186	145,184,923	150,438,485
Weighted average number of shares, diluted	142,836,948	150,379,186	145,184,923	150,438,485

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	For the Nine Months Ended September 30, 2018 (unaudited)	For the Nine Months Ended September 30, 2017 (unaudited)
Operating Activities
Net loss	$(69,942)	$(66,907)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	41,763	42,660
Amortization and write-off of deferred finance fees and bond premium	2,860	3,322
Amortization of dry dock and special survey costs	5,251	2,880
Stock based compensation	816	—
Gain on sale of vessel	(25)	—
(Equity)/ loss in net earnings of affiliates, net of dividends received	(4,463)	57,941
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets	(6,266)	(300)
Decrease in accounts receivable	120	8,414
(Increase)/ decrease in due from related parties, short-term	(2,718)	9,620
Decrease in other long term assets	450	—
Decrease/ (increase) in due from related parties, long-term	5,964	(16,348)
Increase / (decrease) in accounts payable	4,930	(1,708)
Increase in accrued expenses	14,193	14,097
Payments for dry dock and special survey costs	(15,915)	(10,427)
Increase in due to related parties, short-term	800	12,365
(Decrease)/ increase in deferred revenue	(1,673)	49

Net cash (used in)/ provided by operating activities	$(23,855)	$55,658

Investing Activities
Loans receivable from affiliates	—	(9,061)
Dividends received from affiliates	8,477	9,242
Investment in affiliates	—	(84)
Net cash proceeds from sale of vessel	44,500	—

Net cash provided by investing activities	$52,977	$97

Financing Activities
Loan proceeds, net of deferred finance costs	69,547	49,764
Loan repayments	(121,417)	(73,836)
Dividend paid	(9,206)	(23,714)
Redemption of convertible shares and puttable common stock	—	(2,250)
Acquisition of treasury stock	(6,191)	—

Net cash used in financing activities	$(67,267)	$(50,036)

Net (decrease)/ increase in cash, cash equivalents and restricted cash	(38,145)	5,719
Cash, cash equivalents and restricted cash, beginning of period	86,458	56,658

Cash, cash equivalents and restricted cash, end of period	$48,313	$62,377

EXHIBIT II

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Three Month Period Ended September 30, 2018 (unaudited)	Three Month Period Ended September 30, 2017 (unaudited)	Nine Month Period Ended September 30, 2018 (unaudited)	Nine Month Period Ended September 30, 2017 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by/ (used in) operating activities	$7,139	$22,552	$(23,855)	$55,658
Net increase / (decrease) in operating assets	571	(1,814)	2,450	(1,386)
Net increase in operating liabilities	(23,202)	(18,798)	(18,250)	(24,803)
Net interest cost	17,247	16,135	52,042	50,027
Amortization and write-off of deferred finance costs and bond premium	(879)	(743)	(2,860)	(3,322)
Equity/ (loss) in net earnings of affiliates (including OTTI loss), net of dividends received	4,522	472	4,463	(57,941)
Payments for dry dock and special survey costs	4,504	5,499	15,915	10,427
Gain on sale of vessel	—	—	25	—
Stock based compensation	(275)	—	(816)	—

EBITDA	$9,627	$23,303	$29,114	$28,660
Net negative effect on equity/ (loss) in net earnings of affiliated companies due to sale of the Shinyo Kannika by Navios Midstream to an unaffiliated third party	—	—	6,005	—
Gain on sale of vessel	—	—	(25)	—
Stock based compensation	275	—	816	—
Other-than-temporary-impairment loss on equity investment	—	—	—	59,104
Adjusted EBITDA	$9,902	$23,303	$35,910	$87,764

	Three Month Period Ended September 30, 2018 (unaudited)	Three Month Period Ended September 30, 2017 (unaudited)	Nine Month Period Ended September 30, 2018 (unaudited)	Nine Month Period Ended September 30, 2017 (unaudited)
Net cash provided by/ (used in) operating activities	$7,139	$22,552	$(23,855)	$55,658
Net cash provided by investing activities	$1,575	$2,045	$52,977	$97
Net cash used in financing activities	$(12,465)	$(19,012)	$(67,267)	$(50,036)

Disclosure of Non-GAAP Financial Measures

EBITDA, Adjusted EBITDA, Adjusted net (loss)/ income and Adjusted (loss)/ income per share (basic) are non-U.S. GAAP financial measures and should not be used in isolation or as substitution for Navios Acquisition’s results calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

EBITDA represents net (loss)/income before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA in this document represents EBITDA excluding certain items as described under “Financial Highlights”. Adjusted net (loss)/ income and Adjusted (loss)/ income per share (basic) represent Net (loss)/ income and (loss)/ income per share (basic), excluding certain items as described under “Financial Highlights”. We use Adjusted EBITDA as liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance costs and other related expenses; (v) equity/ (loss) in net earnings of affiliates, net of dividends received; (vi) payments for dry dock and special survey costs; (vii) impairment charges; (viii) gain on sale of assets; (ix) gain/ (loss) on debt repayment; and (x) stock- based compensation. Navios Acquisition believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Acquisition also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Acquisition’s performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EXHIBIT III

Vessels	Type	Year Built/Delivery Date	DWT
Owned Vessels
Nave Polaris	Chemical Tanker	2011	25,145
Nave Cosmos	Chemical Tanker	2010	25,130
Nave Velocity	MR2 Product Tanker	2015	49,999
Nave Sextans	MR2 Product Tanker	2015	49,999
Nave Pyxis	MR2 Product Tanker	2014	49,998
Nave Luminosity	MR2 Product Tanker	2014	49,999
Nave Jupiter	MR2 Product Tanker	2014	49,999
Bougainville	MR2 Product Tanker	2013	50,626
Nave Alderamin	MR2 Product Tanker	2013	49,998
Nave Bellatrix	MR2 Product Tanker	2013	49,999
Nave Capella	MR2 Product Tanker	2013	49,995
Nave Orion	MR2 Product Tanker	2013	49,999
Nave Titan	MR2 Product Tanker	2013	49,999
Nave Aquila	MR2 Product Tanker	2012	49,991
Nave Atria	MR2 Product Tanker	2012	49,992
Nave Orbit	MR2 Product Tanker	2009	50,470
Nave Equator	MR2 Product Tanker	2009	50,542
Nave Equinox	MR2 Product Tanker	2007	50,922
Nave Pulsar	MR2 Product Tanker	2007	50,922
Nave Dorado	MR2 Product Tanker	2005	47,999
Nave Atropos	LR1 Product Tanker	2013	74,695
Nave Rigel	LR1 Product Tanker	2013	74,673
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Cielo	LR1 Product Tanker	2007	74,671
Nave Buena Suerte	VLCC	2011	297,491
Nave Quasar	VLCC	2010	297,376
Nave Synergy	VLCC	2010	299,973
Nave Spherical	VLCC	2009	297,188
Nave Photon	VLCC	2008	297,395
Nave Neutrino	VLCC	2003	298,287
Nave Electron	VLCC	2002	305,178
Vessels to be delivered*
TBN	VLCC	Expected Q3 2020	310,000
TBN	VLCC	Expected Q4 2020	310,000

*	Bareboat chartered-in vessels with purchase option

The following materials were posted by Navios Maritime Acquisition Corporation to its Website (available at: http://ir.navios-acquisition.com):

Q3 2018 Earnings Presentation November 6, 2018

Forward-Looking Statements This presentation contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Acquisition’s future dividends, 2018 cash flow generation and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further employment contracts and any potential merger with Navios Midstream. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and employment contracts and any potential merger with Navios Midstream. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Acquisition at the time this filing was made. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the timing and the ability to consummate the potential merger with Navios Midstream, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and dry docking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the SEC, including its annual and interim reports filed on Form 20-F and Form 6-K. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Acquisition makes no prediction or statement about the performance of its common stock. 2

Important Information ? This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities. ? In connection with the proposed acquisition of Navios Maritime Midstream Partners LP. (“Navios Midstream”), on October 30, 2018, Navios Maritime Acquisition Corporation (“Navios Acquisition”) filed a registration statement on Form F-4 and a related prospectus with the Securities and Exchange Commission pursuant to which shares of common stock and preferred stock of Navios Acquisition to be issued in the proposed acquisition will be registered. ? Investors are urged to read the registration statement and the related prospectus (including all amendments and supplements) because they contain important information regarding the Navios Acquisition shares and the proposed acquisition. ? Investors may obtain free copies of the registration statement and the related prospectus, as well as other filings containing information about Navios Acquisition and Navios Midstream, without charge, at the SEC’s Web site (www.sec.gov). 3

Navios Maritime Acquisition Corporation

Navios Universe

Scale, experience and relationships

- Global brand, industry relationships and reputation
- Economies of scale of ~ 200 vessel fleet owned/managed
- Ship management within the public company – cost center vs profit center
- Track record of value creation through the cycle

Importance to NNA

- Access to deal flow
- Professional management team
- Alignment of interests
- Fixed OpEx



Navios Maritime Acquisition Corporation
(NYSE: NNA)
37 vessels - 26 product tankers, 9 VLCCs, 2 chemical tankers
Special Purpose Vehicles Navios Europe I & II
24 vessels: 5 Product Tankers, 12 Containerships, 5 Panamax, 2 Handymax
Navios Maritime Midstream Partners L.P.
(NYSE: NAP)
6 VLCCs
Navios Maritime Holdings Inc.
(NYSE: NM)
70 dry bulk vessels: 35 owned, 35 chartered-in
Navios Maritime Containers Inc.
(Oslo OTC: NMCI)
26 Containerships
Navios South American Logistics Inc.
Port Terminal facilities, barging & cabotage
Navios Maritime Partners L.P.
(NYSE: NMM)
40 vessels: 14 Capes, 18 Panamaxes, 3 Ultra-Handymaxes, 5 Containerships

4

NNA Acquisition of Navios Midstream ? NNA agreed to acquire all of the publicly held units of Navios Midstream (“NAP”) in an equity exchange ? Acquisition increases fleet, improves credit profile and cash flow? Acquisition creates $1.5 million of estimated annual savings in G&A expenses ? NNA will acquire six VLCC vessels, two of them with long-term charters? Available days to increase by 17% to 14,965 days? NAP Unitholders receive consideration reflecting a 9.2% premium (based on closing prices as of October 5, 2018) and a more liquid security Estimated timeline ? October 7, 2018 – Merger Agreement signed ? October 30, 2018 – Form F-4 registration statement filed with the SEC ? Q4 2018 – Registration statement expected to be declared effective by the SEC? Q4 2018 / Q1 2019 – Closing of merger 5

NNA Fleet (Pro Forma for NAP Acquisition) Navios Maritime Acquisition Corp. NYSE: NNA—0.42 37 Vessels (43 Vessels) 9 VLCCs(1) 8 LR1 Product 18 MR2 Product 2 Chemical (15 VLCCS) Tankers Tankers Tankers Navios Europe I Navios Europe II 10 Vessels 14 Vessels • 5 product tankers • 7 dry bulk vessels • 5 container Vessels • 7 container vessels • 47.5% owned • 47.5% owned • $26.5 million due (2) • $43.1 million due (2) • 12.7% p.a. quarterly compound return • 18.0% p.a. quarterly compound return All market data based on November 5, 2018 (1) Includes two Newbuild vessels on bareboat charter (2) Investment (term loan and working capital) and accrued compound return as of September 30, 2018. Excludes NNA’s residual value portion 6

Substantial Improvement in Market Environment BDTI TD3C-TCE 2018 YTD August 31 November 2 60,000 50,000 $16,202 $50,747 40,000 TD3C 30,000 213% 20,000 10,000 1 year 0 TC $19,500 $28,000 2018 2018 2018 2018 2018 018 VLCC* 44%—2018 2018 ——2018—2018 — 2018 2018—2018—2018 — 2018—2018 2018—2018 — 2018 — — 2 2018 — 2018 r Apr Apr Jul Jul Jul Oct Oct Jan—Jan—Feb Feb Ma Mar — May May—Jun Jun — — Aug Aug Sep Sep — — — — — 02 17 01 16 03 18 02 17 — 01 16 01 16 31 14 29 02 17 15 30 14 29 ? Rate environment changed materially in September / October 2018 ? As demand for VLCCs increased, rate discount on older vessels has disappeared ? Nave Neutrino (2003) NNA VLCC fixed for $46,000 on ~45 days voyage (2)? Shinyo Ocean (2001) NAP VLCC fixed for $50,000 on ~40 days voyage? Nave Celeste (2003) NAP VLCC fixed for $33,000 on ~70 days voyage ? In improved rate environment, incremental cash flows will be even more robust ? Every $5,000 increase in VLCC rates increases 2019 EBITDA contribution(1) from ? NNA’s existing VLCC fleet by $11.6 million? NAP’s fleet by $6.4 million * Source: Clarcksons (1) Including profit sharing arrangements. Excluding Shinyo Kieran and Shinyo Saowalak profit sharing contribution 7 (2) Fixture on subjects

Increasing and Renewing Fleet at the Right Time ? Merger with NAP + newbuild commitment at an opportune time ? Unique VLCC back-to-back bareboat structure expected to provide ~$5 million annual free cash for minimum 10 years? Improving fundamentals in the VLCC market lead to a strong rebound in rates NNA VLCC fleet 2 15 6 114% VLCC fleet 7 growth Existing VLCCs NAP VLCCs NB Bareboat VLCCs Total Age 10.8 years Age 10.2 years 8

Navios Maritime Acquisition Corporation

Unique Bareboat Structure on Newbuild VLCCs

- Two VLCCs, Japanese built (scrubber fitted), expected to be delivered in Q3 and Q4 2020
  - Term = 12-year bareboat-in; No capex required
  - Implied Price = ~ $84.5 million (per vessel); De-escalating purchase options
  - Financing = 100% debt financing with effective ~ 6% interest rate
- Bareboat-out structure:

Term:	10 + 5 years
Rate:	$27,816 net per day for first 10 years $29,751 net day for optional 5 years
Charterer's Purchase Option (Year 4 through 12):	$92.7 million de-escalating by $4.6m annually

NPV of Bareboat in/out differential (10-year period)



(in millions)
$31.7
$51.9
Charterer's purchase option not exercised
Charterer's purchase option exercised at end of period

Summary Economics
~$5.0 million total annual free cash flow(1)
$31.7 – 51.9 million NPV of expected free cash flow(2)

(1) Based on a 12-year period differential of bareboat in / out rates
(2) Assuming 9% WACC and a 2% compounded interest on annual free cash

9

NNA Liquidity Debt maturities September 30, (in million USD) 2018 (million USD) 800 Cash(1) 48.3 600 Debt (2) 1,016.3 400 704.3 Shareholders’ Equity 378.0 200 Capitalization 1,394.3 (3) 63.1 72.8 46.9 35.8 0 Net Debt / Capitalization 69.4% 2018 2019 2020 2021 2022 2023 2024 Fully Funded Growth Capex No Significant Debt Maturities Until 2021 (1) Includes restricted cash of $2.2 million. Pro forma for NAP acquisition cash of $70.9 million (2) Net of deferred finance costs. Pro forma for NAP acquisition debt of $1,214.7 million (3) $48.0 million of Q2 and Q3 2019 maturities under negotiations for refinancing 10

Navios Maritime Acquisition Corporation

2019 Cost Structure

Contract Revenue[1] (Average Daily Rate)	Fully Loaded Cost[2]


$14,721
32.7% Fixed
2019 E
$17,257
$2,750
$5,559
$998
$7,950
2019 E
Opex (incl. dry docking)
General & Administrative Expenses
Interest Expense
Capital Repayments

- Contracted revenue includes revenue from 3,402 days in 2019 (26.6%) fixed on base rate and base rate plus profit sharing arrangements
- Total Available Days of Fleet: 12,775 for 2019[3]

USD	2019E
Total fixed revenue	50,080,322
Total cost	(220,456,834)
Excess cost over revenue	**(170,376,512)**
Open + days contracted on floating rate	9,373
Breakeven	**(18,177)**

- Breakeven includes operating expenses as per Management Agreement inclusive of dry docking estimated expenses, general and administrative expenses, interest expense and capital repayment

2019 Open + days on floating rate	
Product and chemical tankers	7,642
VLCCs	1,731
Total	**9,373**

(1) Pro forma for NAP acquisition (assuming merger effective as of January 1st 2019) contracted revenue increases to $20,706 per day. Contracted revenues includes revenue from 4,484 days in 2019 fixed on base rate and base rate plus profit sharing arrangements

(2) Pro forma for NAP acquisition, cost structure reduced as follows:

- Fully loaded cost of $17,098 per day
- $15,555 breakeven per open + days contracted on floating rates (10,481 days). $2,622 reduction from $18,177 breakeven on stand alone basis

(3) Pro forma for NAP acquisition total available days increase by 17% to 14,965

11

Navios Maritime Acquisition Corporation

Company Highlights

Modern & Diverse Tanker Fleet	■ 37-vessel fleet ■ 9 VLCC, 8 LR1, 18 MR2 and 2 Chemical Tankers ■ Average age = 7.3 years
Strength through Subsidiaries	■ Navios Maritime Midstream Partners L.P. (NAP) - 6 VLCC Fleet – ~ $250 million in long-term contracted revenue ■ Navios Europe I and Navios Europe II - 24 vessels Fleet – $69.7 million due to NNA (Investment, term loan, working capital and accrued compound return)
Cash Flow Visibility	■ 32.7% of total available days fixed in 2019 = $50.1+ million(1) – 26.6% of 2019 available days fixed on base rate and / or profit sharing arrangements – 6.1% of 2019 available days fixed on floating rates ■ Diverse group of first-class charterers (Navig8, Vitol, Chevron, etc)
Low OpEx	■ Operating expenses fixed through mid-2020 ■ ~ 17% Lower Operating Costs than Peers in 2017(2)
Capturing Market Upside	■ 65.2% of 2019 fixed days have profit sharing arrangements
Risk Management	■ Chartering strategy balances risk and opportunity
Seasoned Management Team **Strong Track Record** **Access to Capital**	■ Strategic relationships with banks, shipyards and other key industry players ■ Average industry experience of 20+ years per person ■ NNA has raised about $3.5 billion in debt and equity since 2010

(1) 6.1% of available days that are fixed on floating rate without floor are excluded from contracted revenue. Please refer to appendix for employment details
(2) Please refer to slide 16

12

Fleet Update 13

Navios Maritime Acquisition Corporation

NNA Fleet

37 Vessels - 4.2 million dwt



	9 Crude Tankers	26 Product Tankers		2 Chemical Tankers
Vessel Sizes in NNA Fleet	▪ VLCC tankers (280,000 – 320,000 dwt)	▪ 8 LR1 product tankers (60,000 – 85,000 dwt)	▪ 18 MR2 product tankers (47,000 – 52,000 dwt)	▪ Chemical tankers (25,000 dwt)
Commodities Transported	▪ Crude Oil, no heat fuel oils	▪ Refined petroleum products and blending stocks (diesel, naphtha, gasoline, gasoil, jet fuel, fuel oils)		▪ Liquid bulk chemicals (Organic/inorganic chemicals, vegetable oils and animal fats)
Key Trades	▪ Primarily long-haul routes ▪ AG to Japan / China ▪ AG to US Gulf ▪ West Africa to South East Asia and China	▪ Atlantic basin; Europe to/from US ▪ US Gulf to Central and South Americas ▪ Europe to West Africa ▪ Middle East and India to Atlantic basin and Far East ▪ Intra Far East and South East Asia including Australasia		▪ Middle East major export zone ▪ Far East and S. East Asia major import zone ▪ US/Europe and Far East

14

Chartering Strategy – Managing Risk and Reward ? 32.7% of 2019 available days fixed – 26.6% fixed on base rate or base rate and profit sharing – 6.1% fixed on floating rates ? Capture market improvement through profit sharing and days fixed on floating rates 2019 – 12,775 available days (1) 67.3% 21.3% 5.3% 6.1% Fixed days with Fixed rate Fixed days on Open profit days floating rate days sharing(1) VLCC—824 276 1,455 Product and chemical 680 1,898 496 7,146 tankers Total days 680 2,722 772 8,601 (1) Pro forma for NAP acquisition total available days increase by 17% to 14,965 15

Navios Maritime Acquisition Corporation

Charter Expirations



Nave Equator (MR2)
$12,250
Nave Equinox (MR2)
$13,578
Nave Pulsar (MR2)
$11,603 + P/S
Nave Dorado (MR2)
$13,331
Nave Aquila (MR2)
$9,875 + PS
Nave Atria (MR2)
$11,850+ P/S
Nave Bellatrix (MR2)
$13,331
Nave Orion (MR2)
$13,260
Nave Titan (MR2)
$11,850+ P/S
Nave Capella (MR2)
$13,331
Nave Alderamin (MR2)
$13,260
Bougainville (MR2)
$14,420 + P/S
Nave Jupiter (MR2)
$12,097 + P/S
Nave Luminosity (MR2)
$12,097 + P/S
Nave Velocity (MR2)
$12,097 + P/S
Nave Pyxis (MR2)
$13,250 +PS
Nave Sextans (MR2)
$13,250 +PS
Nave Orbit (MR2)
$12,000
Nave Polaris (Chem)
Floating rate
Nave Cosmos (Chem)
Floating rate
Nave Cielo (LR1)
Floating rate
Nave Ariadne (LR1)
Floating rate
Nave Cassiopeia (LR1)
Floating rate
Nave Cetus (LR1)
$18,022 + P/S
Nave Rigel (LR1)
$18,022 + P/S
Nave Atropos (LR1)
Floating rate
Nave Andromeda (LR1)
Floating rate
Nave Estella (LR1)
$13,260
Nave Photon (VLCC)
$19,750+ P/S
Nave Synergy (VLCC)
$19,750+ P/S
Nave Buena Suerte (VLCC)
$19,500 + P/S
Nave Neutrino (VLCC)
Spot
Nave Electron (VLCC)
Spot
Nave Quasar (VLCC)
$19,500+ P/S
Nave Spherical (VLCC)
$19,750+ P/S
2018
2019
2020

Note: Please refer to appendix for employment details

16

~ 17% Lower Operating Costs than Peers in 2017 ? Navios Maritime Holdings Inc. (“NM”) has created significant economies of scale ? NM shares these efficiencies with NNA by providing technical & commercial management + administrative services ? NNA operating cost (opex and G&A expenses) for 2017 was 17% lower than the average of listed peers* 2017 Peer* Survey – operating cost per day per vessel $12,000 $9,988 $10,000 $8,291 $8,000 $6,000 $4,000 Peers Average* NNA 2017 NNA estimated savings ~ $22.3 million ($1,697 p/d/p vessel x 13,140 calendar days) ~$111.0 Million of Estimated Operating Cost Savings in 2014-2017(1) (1) Includes 2016 estimated savings of 23.0 million ($1,663 p/d/p vessel x 13,792 calendar days, 2015 estimated savings of $33.5 million ($2,416 p/d/p vessel x 13,877 calendar days) and 2014 estimated savings of $32.6 million ($2,440 p/d/p vessel x 13,344 calendar days) (*) Peer group includes: DHT, EURN, GNRT, INSW, STNG, TNK, TNP and TORM Operating cost = (1) vessel operating expense (including technical management and related services) + (2) general and administrative expense + (3) as applicable, fees and commissions related to the affiliate management services that are not otherwise included such as 0.75%—1.25% commissions on vessel gross revenue or flat fees when vessels are chartered to parties other than related pools, 1% commission of gross purchase/sale price (capitalized as part of the carrying value of the vessel), supervisory fees on vessel construction (capitalized under construction costs), 1.25% commission on freight, hires and demurrages as chartering services, special awards for capital raising (deducted as additional paid in capital). Operating cost per day is based on calendar days of owned vessels for the vessel operating expenses and total days (including charter in vessels) for general and administrative expenses. Analysis for 2014, 2015, 2016 and 2017 is based on the 2015, 2016 and 2917 20-F filings of the peer companies, recent filings, annual reports and press releases. 17

Product Market Overview 18

Refinery Capacity Shifting to Asia and Middle East ? According to the IEA, refinery capacity is expected to increase by 12.5 million barrels per day (MBPD) for the period 2018-2023; About 67% of that capacity will be added in the broader Asia and Middle East regions. ? For the same period the IEA expects OECD capacity to increase by about 1.2 MBPD with growth in capacity in all OECD regions? New low-cost Asian and Middle Eastern refineries are producing for export, structurally favoring more long-haul products trade. Refining Capacity Additions 2017 Global Oil Consumption (2012-2020) 3.5 Canada MBPD 2% 3.0 Other OECD Other 3% US 2.5 Non- 20% LatAm OECD 4% 13% 2.0 Brazil 3% 1.5 FSU Europe 5% 15% 1.0 Other Asia 0.5 13% China 13% 0.0 India Japan 2012 2013 2014 2015 2016 2017 2018 2019 2020 5% 4% Other Asia China India Middle East Africa FSU Europe L. America / Caribs North America Source: Clarksons, IEA MRS Mar 2018 19 Source: IEA OMR January 2018

Rising Product Exports from Middle East and China ? Refineries opened or expanded in Saudi Arabia and China have driven export volumes higher ? Saudi Arabia product exports are up by 40% or 0.5 MBPD YTD – the next Saudi refinery expansion will be 400,000 barrels per day in 2019 ? Chinese exports in 2017 totaled 52.1 million tons (1.1 MBPD) up 8% from 2016 and are up 24% through July 2018? Chinese diesel exports were up 12% in 2017 to 17.3 million tons or 0.4 MBPD, led by an all time record of 2.0 million tons of diesel exports in November; they are up 25% through July 2018 Saudi Arabian Product Exports Chinese Product Exports 9.0 8.0 8.0 Tons/Mo Tons/Mo 7.0 Million 7.0 Million 6.0 6.0 5.0 5.0 4.0 4.0 3.0 3.0 2.0 2.0 1.0 1.0 0.0 0.0 Gasoline Naphtha Kerosene Gas/Diesel Oil Fuel Oil Motor and aviation gasoline Kerosenes Gas/diesel oil Fuel oil Source: Clarksons, JODI, PPAC (Excluding LPG, Bitumen, Lube Oils) 20

US Shifting Role in the Energy Marketplace ? Average US domestic crude production increased 5.8 MBPD since end 2008 reaching a record 11.3 MBPD in Aug 2018 ? Product exports have increased with crude production ? US Crude production increases along with refinery expansions in US Gulf have lead to product exports from the US rising by 495% since beginning 2004. Majority of exports went to Latin America/Caribs? US has become a net exporter of Petroleum Products ? Exports surpassed Imports by 160 MBarrels in 2011, 390 MB in 2012, 496MB in 2013, 704 MB in 2014, 798 MB in 2015, 902 MB in 2016, 1,184 MB in 2017 US Crude Production increased US Imports / Exports of US Exports by Region by 5.8 MBPD ’09 – Aug ‘18 Petroleum Products ’00 – Aug’18 ’04 to Aug‘18 All-time 12 6 6 record MBPD MPBD MBPD Latam Caribs Europe Other 11 5 5 10 9 4 4 8 3 3 7 6 2 2 5 1 1 Aug‘18 4 US Crude Production US Imports US Exports 3 0 0 Source: EIA 21

OECD Product Stocks ? OECD product stocks in Europe and the Americas have finally declined below their 5 year averages? OECD stocks declined for 5 straight months August to December 2017 North American Product Stocks European Product Stocks 700 700 Gasoline Middle Distillates Gasoline Middle Distillates Heavy Fuel Oil 5 yr avg Heavy Fuel Oil 5 yr avg 600 600 Barrels 500 Barrels 500 Million Million 400 400 300 300 200 200 100 100 0 0 Source: Clarksons, IEA, Bloomberg 22

Navios Maritime Acquisition Corporation

Product Tanker[1] Net Fleet and Removals

Deliveries			
Year	Actual	Projected	% non-delivery
2018 Sep	4.4 M	5.6 M	20%
2017	8.2 M	11.4 M	28%
2016	9.6 M	12.9 M	25%
2015	8.8 M	13.9 M	37%
2014	6.4 M	9.8 M	35%
2013	5.4 M	8.3 M	36%
2012	5.8 M	10.1 M	42%
2011	6.8 M	14.4 M	53%

Removals		
Year	DWT	% of fleet
2018*	2.2 M	1.4%
2017	2.0 M	1.3%
2016	0.8 M	0.5%
2015	1.4 M	1.1%
2014	1.8 M	1.3%
2013	2.6 M	2.0%
2012	3.5 M	2.8%
2011	2.7 M	2.3%

Net Fleet Growth			
Year	DWT	% of Fleet	Fleet period end
2018*	2.2 M	1.4%	160.2 M
2017	6.1 M	4.0%	158.0 M
2016	8.9 M	6.2%	151.9 M
2015	7.3 M	5.4%	143.0 M
2014	4.6 M	3.5%	135.7 M
2013	2.8 M	2.2%	131.0 M
2012	2.4 M	1.9%	128.3 M
2011	4.0 M	3.3%	125.9 M

Removals		
Year	Total	As % of Fleet
2005	2.5 M	3.55%
2006	2.1 M	2.71%
2007	2.7 M	3.19%
2008	2.6 M	2.72%
2009	4.5 M	4.23%
2010	5.2 M	4.52%
2011	2.7 M	2.25%
2012	3.5 M	2.76%
2013	2.6 M	2.03%
2014	1.8 M	1.34%
2015	1.4 M	1.06%
2016	0.8 M	0.53%
2017	2.0 M	1.34%
2018 Sep	2.2 M	1.40%

World product tanker orderbook schedule

(million dwt – January 2018)[2]



Actual
Non-deliveries
LR1 Orderbook
LR2 Orderbook
MR1 Orderbook
MR2 Orderbook
14.4
7.6
53%
6.8
10.1
4.3
42%
5.8
8.3
3.0
36%
5.4
9.8
3.5
35%
6.4
13.9
5.1
37%
8.8
12.9
3.3
25%
9.6
11.4
3.2
28%
8.2
7.1
0.4
3.0
1.7
1.9
8.3
0.0
4.0
1.4
2.9
2011
2012
2013
2014
2015
2016
2017
2018
2019+

2018 estimated deliveries: 5.8 million DWT assuming 19% non delivery rate

Assumed scrapping: 3.3 million DWT

Expected 2018 Net fleet growth: 1.6%

Unless noted, all data in DWT

*Source: Clarksons Oct 2018

(1) Product tankers defined as all coated tankers above 25k dwt plus uncoated 25-85k dwt tankers including IMO 2/3 with avg tank size > 3k cbm, excluding stainless steel and specialized tankers

(2) Total Orderbook as of beginning Oct 2018 = 13.9 million DWT or 9% of the fleet

23

Crude Market Overview 24

Global Oil Demand: Growth Continues ? Global oil demand is driven by GDP ? In July, the IMF projected global GDP growth to 3.7% for 2018 and 3.7% for 2019, lead by expansions in advanced economies and China? Global oil demand rose by 1.6% or 1.5 mb/d in 2017. ? IEA projects 1.3% growth in oil demand in 2018 or 1.3 mb/d and 1.4% growth in oil demand in 2019 or 1. mb/d. ? Non-OECD economies account for 74% of the forecast oil demand growth in 2018 and 83% of the anticipated 2019 increase, with China and India driving the expansion. Global Oil Demand (2013-2018) (mm b/d) 37 Year Global Oil Demand and GDP Growth 102 Oct ‘18 100.5 World GDP (IMF) Oil Demand (IEA) 99.2 6 100 5 98 97.9 year) n 4 96.4 o 95.3 3 96 (year 2 93.1 94 1 91.7 0 92 change % -1 90 -2 -3 88 -4 86 2013 2014 2015 2016 2017 2018E 2019F Source: International Energy Agency Oct 2018, IMF Oct 2018 25

Strong Demand Draws Down Inventories ? OECD Petroleum stocks are at or below the 5 year average for the first time since end 2014? VLCC rates increased during the inventory build, declined as stocks were drawn down and are expected to rise with normalized stocks and increasing oil demand OECD Oil Inventories (difference to 5-year Moving Average) vs VLCC Earnings 400 120,000 300 90,000 200 60,000 Barrels 100 30,000 /day Million $ 0 —100 OECD Commercial Inv (diff to 5 yr MA—LHS) Average VLCC Long Run Historical Earnings (RHS) -200 Source: EIA, Clarksons 26

Increasing Chinese Consumption Still Below World Average Chinese Crude Oil Imports (2009 – 2018) China Now World’s Largest Crude Importer 12 12% CAGR Jan ‘09 to Sep ‘18 10 mbpd 8 6 4 2 0 Current Chinese per capita oil consumption is 3.3 barrels per year Chinese crude imports have averaged 9.0 MBPD Sep YTD up from the 2017 average of 8.4 MBPD Per Capita Ratios: China consumption goes to: Additional mbpd Additional VLCC(1) US/China 6.7x US per capita usage 72.9 3,281 Europe/China 3.1x Europe per capita usage 26.6 1,199 World/China 1.4x World per capita usage 5.5 249 (1) Assuming 90 days VLCC roundtrip and all additional crude is imported by sea Source: Drewry, Clarksons, US Census, BP Statistical Review 2018, BP Energy Outlook 2018, Citibank. 27

Ton Mile Development Absorbs Increasing VLCC Fleet China’ s incremental imports from Atlantic in 2017 translated to 31 additional VLCCs1 ? Chinese crude oil imports increased YoY by about 0.8 MBPD (285 mb) in 2017 ? Oil supply volume significantly increased from West Africa, South America, Caribs, Europe and Med. US exports to China reached the 144 KBPD (53 mb) in 2017 from almost zero in 2015? Tons shipped from these export areas requires more ships due to the longer trade distance 8 Miles moved per ton transported to China(2): 6 Arabian Gulf 5,500 t m 31 West Africa 9,650 t m 5 12 S America 11,500 t m Imports from Arabian Gulf Imports from West Africa Imports from South America KBPD KBPD KBPD 3,657 3,627 1,441 1,184 1,175 1,025 -0.8% 22% 15% 2016 2017 2016 2017 2016 2017 Source: Trade Data Monitor (1) Assuming 90 day VLCC round trip 28 (2) Average miles to China from each loading area

Accelerating Scrapping VLCC Orderbook versus Age Profile YTD VLCC Deliveries vs Removals 120 40 -3 VLCC YTD 35 102 30 100 VLCCs 25 85 of 20 35 38 33 15 80 Number 10 VLCCs 5 of 60 0 62 Deliveries Removals Number 40 60 Quarterly VLCC Removals 20 20 23 17 9 0 15 13 Orderbook Fleet 9 OB 2020+ 10 17-19 years OB 2019 20+ years 5 5 4 4 OB 2018 5 3 3 3 Total of 158 vessels of 2 2 15+ years old 1 1 0 0 0 0 0 0 0 Note: Orderbook as of 11/2/18 YTD as of 11/2/18 29 Source: Clarksons

Navios Maritime Acquisition Corporation

VLCC Net Fleet and Removals

Deliveries			
Year	Actual	Projected	% Non-Delivery
2018 Oct	10.9 M	12.5 M	13%
2017	15.2 M	17.1 M	11%
2016	14.3 M	22.3 M	36%
2015	6.2 M	9.1 M	32%
2014	7.6 M	10.2 M	25%
2013	9.5 M	17.8 M	47%
2012	15.3 M	23.0 M	33%
2011	19.1 M	29.1 M	34%

Removals		
Year	DWT	% of Fleet
2018*	11.3 M	5.0%
2017	4.2 M	2.0%
2016	0.6 M	0.3%
2015	1.1 M	0.6%
2014	4.1 M	2.2%
2013	6.5 M	3.5%
2012	4.8 M	2.7%
2011	6.9 M	4.2%

Net Fleet Growth			
Year	DWT	% of Fleet	Fleet Period End
2018*	-0.4 M	-0.2%	225.9 M
2017	11.4 M	5.3%	226.3 M
2016	14.7 M	7.3%	214.9 M
2015	6.0 M	3.1%	200.2 M
2014	3.5 M	1.8%	194.2 M
2013	3.0 M	1.6%	190.7 M
2012	10.5 M	5.9%	187.8 M
2011	12.2 M	7.4%	177.2 M

Removals		
Year	Total	% of Fleet
2005	2.6 M	2.01%
2006	1.5 M	1.05%
2007	3.5 M	2.45%
2008	9.5 M	6.43%
2009	6.8 M	4.51%
2010	12.4 M	7.70%
2011	6.9 M	4.19%
2012	4.8 M	2.69%
2013	6.5 M	3.47%
2014	4.1 M	2.17%
2015	1.1 M	0.59%
2016	0.6 M	0.29%
2017	4.2 M	1.95%
2018 Thru 11/2	11.3 M	4.98%

VLCC Net Fleet Growth 2001-2019


8%
6%
4%
2%
0%
-2%
-4%
3.6%
-0.4%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018F
2019F

Expected 2018 Net Fleet Growth: - 0.4%

Source: Clarksons; * Unless noted, all data in DWT as of 11/2/18:
-0.4 M DWT = 10.9 M DWT delivered – 11.3 M DWT removed (including 3 converted);
2017 fleet includes 1 VLCC added after conversion
(1) Orderbook 11/2/18: 31.6 M DWT (102 vsls):
(for 2018: 2.8M DWT/ 9 vsls; for 2019: 18.7 M/ 60 vsls; 2020+: 10.1 M/ 33 vsls)

30

Q3 and 9M 2018 Financial Results

Navios Maritime Acquisition Corporation

Third Quarter 2018 and 9M 2018 Earnings Highlights

($ million except per share data)	Three month period ended September 30, 2018	Three month period ended September 30, 2017	YoY (%)	Nine month period ended September 30, 2018	Nine month period ended September 30, 2017	YoY (%)
Revenue	41.6	54.0	(23.0%)	129.2	177.0	(27.0%)
EBITDA	9.6	23.3	(58.7%)	29.1	28.7	1.6%
Adjusted EBITDA	9.9 (1)	23.3	(57.5%)	35.9 (2)	87.8 (3)	(59.1%)
Net Loss	(23.4)	(8.1)	N/A	(69.9)	(66.9)	N/A
Adjusted Net Loss	(23.1)(1)	(8.1)	N/A	(62.8) (2)	(7.1) (3)	N/A
Loss per share	(0.16)	(0.05)	N/A	(0.46)	(0.42)	N/A
Adjusted Loss per Share	(0.15)(1)	(0.05)	N/A	(0.41) (2)	(0.04) (3)	N/A

EBITDA represents net (loss)/income before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA in this document represents EBITDA before stock-based compensation, gain on sale of vessel and impairment loss . We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance cost and other related expenses; (v) equity in net earnings of affiliated companies, net of dividends received; (vi) payments for dry dock and special survey costs; and (vii) impairment charges. Navios Acquisition believes that Adjusted EBITDA is the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition's ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Acquisition also believes that Adjusted EBITDA is used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition's results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Acquisition's performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

(1) EBITDA, net loss and loss per share (basic) for the three month period ended September 30, 2018 have been adjusted to exclude $0.3 million of non-cash stock-based compensation.

(2) EBITDA, net loss and loss per share (basic) for the nine month period ended September 30, 2018 have been adjusted to exclude: (i) $6.0 million of negative effect on equity/ (loss) in net earnings of affiliated companies, relating to the sale of the Shinyo Kannika by Navios Midstream; (ii) $0.8 million of non-cash stock-based compensation; and (iii) $0.03 million of gain from sale of the Nave Galactic. Net loss and loss per share (basic) for the nine month period ended September 30, 2018 were further adjusted to exclude $0.3 million write-off of deferred finance costs.

(3) EBITDA, net loss and loss per share (basic) for the nine month period ended September 30, 2017 have been adjusted to exclude $59.1 million of non-cash impairment loss on equity investment in Navios Midstream. Net loss and loss per share (basic) for the nine month period ended September 30, 2017 were further adjusted to exclude $0.7 million write-off of deferred finance costs.

32

Balance Sheet Highlights Selected Balance Sheet Data (in million USD) September 30, 2018 December 31, 2017 Cash & cash equivalents (1) 48.3 86.5 Vessels, net 1,163.9 1,250.0 Investments in affiliates 118.0 125.1 Due from related parties 67.6 68.5 Total Assets 1,456.5 1,572.8 Total debt (2) 1,016.3 1,065.4 Stockholders Equity 378.0 462.5 Total Liabilities and Shareholders Equity 1,456.5 1,572.8 Book Capitalization 1,394.3 1,527.8 Net Debt / Book Capitalization 69.4% 64.1% (1) Including restricted cash (2) Net of deferred finance costs and premium 33

Returning Capital to Shareholders Dividend Policy ? Q3 2018 Distribution: $0.02 per share – Record date: November 27, 2018 – Payment date: December 5, 2018 Stock Repurchase Program ? 9,221,255 shares bought YTD at a total cost of $6.8 million? 6.1% additional return for the shareholders Stock Split ? 1-for-15 reverse stock split of the issued and outstanding shares of common stock? Special General Meeting to approve on November 9, 2018 34

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Appendix 36

Navios Maritime Acquisition Corporation

Existing Fleet – VLCCs

Vessel	Type	DWT	Year Built	Net Charter Rate ($/day)	Expiration Date	Profit Share Arrangements
Nave Photon	VLCC	297,395	2008	19,750+PS(1)	Aug-19	100%
Nave Spherical	VLCC	297,188	2009	19,750+PS(1)	Aug-19	100%
Nave Synergy	VLCC	299,973	2010	19,750+PS(1)	Aug-19	100%
Nave Quasar	VLCC	297,376	2010	19,500+PS(2)	Aug-19	50%/50%
Nave Buena Suerte	VLCC	297,491	2011	19,500+PS(2)	Aug-19	50%/50%
Nave Neutrino	VLCC	298,287	2003	Spot	Dec-18	
Nave Electron	VLCC	305,178	2002	Spot	Nov-18	
TBN I	VLCC	310,000	2020	$27,816 (3)	Q3-30	
TBN II	VLCC	310,000	2020	$27,816 (3)	Q4-30	
TOTAL		**2,712,888**				

(1) Rate applicable to first 9 months. Profit sharing arrangement 100% on actual pool earnings. Any adjustment by the charterers for the expense/loss will be settled initially in January 2019 and every two months thereafter. Last three months on floating rate.
(2) Charterer's option to extend the charter for one year at $ 20,475 net per day + PS. Profit sharing arrangement 50% on actual pool earnings. Any adjustment by the charterers for the expense/loss will be provisionally settled on a quarterly basis and finally settled at the end of the charter period.
(3) Expected to be delivered in Q3 and Q4 2020 respectively. Charterer's option to extend the bareboat charter for five years at $ 29,751 net per day

37

Existing Fleet – LR1 Product Tankers Year Net Charter Rate Expiration Profit Sharing Vessel Type DWT Built ($/day) Date Arrangements Nave Atropos LR1 Product Tanker 74,695 2013 Floating rate Feb-19 Nave Rigel LR1 Product Tanker 74,673 2013 18,022 Aug-19 50%/50% Nave Cetus LR1 Product Tanker 74,581 2012 18,022 April-19 50%/50% Nave Cassiopeia LR1 Product Tanker 74,711 2012 Floating rate Feb-19 Nave Estella LR1 Product Tanker 75,000 2012 13,260 (1) Mar-19 Nave Andromeda LR1 Product Tanker 75,000 2011 Floating rate Feb-19 none Nave Cielo LR1 Product Tanker 74,671 2007 Floating rate Feb-19 none Nave Ariadne LR1 Product Tanker 74,671 2007 Floating rate Feb-19 TOTAL 598,002 (1) Charterer’s option to extend the charter for one year at $14,625 net per day 38

Navios Maritime Acquisition Corporation

Existing Fleet – Chemical and MR2 Product Tankers

Vessel	Type	DWT	Year Built	Net Charter Rate ($/day)	Expiration Date	Profit Sharing Arrangement / Premium
Nave Velocity	MR2 Product Tanker	49,999	2015	12,097	May-19	50%-50%
Nave Sextans	MR2 Product Tanker	49,999	2015	13,250(1)	Feb-19	50%-50%
Nave Pyxis	MR2 Product Tanker	49,998	2014	13,250(1)	Mar-19	50%-50%
Nave Luminosity	MR2 Product Tanker	49,999	2014	12,097	Sep-19	50%-50%
Nave Jupiter	MR2 Product Tanker	49,999	2014	12,097	May-19	50%-50%
Bougainville	MR2 Product Tanker	50,626	2013	14,138(2)	Sep-19	100%
Nave Alderamin	MR2 Product Tanker	49,998	2013	13,260	Feb-19	None
Nave Capella	MR2 Product Tanker	49,995	2013	13,331(3)	Jan-19	None
Nave Titan	MR2 Product Tanker	49,999	2013	11,850	Jun-19	50%-50%
Nave Orion	MR2 Product Tanker	49,999	2013	13,260	Mar-19	None
Nave Bellatrix	MR2 Product Tanker	49,999	2013	13,331(4)	Dec-18	None
Nave Aquila	MR2 Product Tanker	49,991	2012	9,875(5)	May-19	50%-50%
Nave Atria	MR2 Product Tanker	49,992	2012	11,850	Jul-19	50%-50%
Nave Equator	MR2 Product Tanker	50,542	2009	12,250	Oct-19	None
Nave Orbit	MR2 Product Tanker	50,470	2009	12,000(6)	May-19	50%-50%
Nave Equinox	MR2 Product Tanker	50,922	2007	13,578(7)	Jan-19	Ice-transit premium
Nave Pulsar	MR2 Product Tanker	50,922	2007	11,603	Apr-19	
Nave Dorado	MR2 Product Tanker	47,999	2005	13,331(8)	Jan-19	None
Nave Cosmos	Chemical Tanker	25,130	2010	Floating rate	Feb-19	
Nave Polaris	Chemical Tanker	25,145	2011	Floating rate	Feb-19	
TOTAL		**951,723**				

(1) Charterer's option to extend the charter for one year at $14,500 net per day
(2) Rate increases to $14,420 for the second year of the contract. Rate can reach a maximum of $19,013 net per day in year one and $19,393 in year two calculated based on a formula. Charterer's option to extend the charter for two years at $14,708 net per day for the first year and $15,002 net per day second year plus profit sharing arrangements for both years
(3) Charterer's option to extend the charter for one year at $14,566 net per day
(4) Charterer's option to extend the charter for one year at $14,566 net per day
(5) Charterer's option to extend the charter for 6 months at $11,850 net per day plus profit sharing arrangements
(6) Charterer's option to extend the charter for 6 months at $12,750 net per day plus profit sharing arrangements
(7) Charterer's option to extend for one year at $14,813 net per day. Rate increase by $1,876 when trading on ice
(8) Charterer's option to extend the charter for six months at $14,813 net per day

39

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